SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

SpectraSite Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

84761M 10 4
(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84761M 10 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐

	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 4,833,137

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 4,833,137

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,833,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%

14	TYPE OF REPORTING PERSON* IA, OO

SCHEDULE 13D

CUSIP No. 84761M 10 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opportunities Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐

	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 3,195,905

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 3,195,905

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.46%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 84761M 10 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opportunities Fund IVb, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐

	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,637,232

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 1,637,232

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%

14	TYPE OF REPORTING PERSON* PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of SpectraSite Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 100 Regency Forest Drive, Suite 400, Cary, NC 27511.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of:

(i)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner and/or investment manager of the following funds;

(ii)	OCM Opportunities Fund IV, L.P., a Delaware limited partnership (“Opportunities Fund IV”); and

(iii)	OCM Opportunities Fund IVb, L.P., a Delaware limited partnership (“Opportunities Fund IVb” and, together with Opportunities Fund IV, the “OCM Funds”);

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds are limited partnerships which generally invest in securities and obligations of distressed entities.  Based on Oaktree’s relationship with the OCM Funds, Oaktree may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Funds.

(a)-(c) & (f)

Oaktree is the general partner of the OCM Funds.  The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Manager

Bruce A. Karsh	President and Principal

(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Opportunities Fund IV and Opportunities Fund IVb beneficially own 3,195,905 and 1,637,232 shares, respectively, of the Issuer’s Common Stock as of the date hereof.  The Issuer filed for bankruptcy on November 15, 2002 under Chapter 11 of the United States Bankruptcy Code.  Pursuant to the Issuer’s Plan of Reorganization (the “Plan”), which Plan was confirmed by the United States Bankruptcy Court for the Eastern District of North Carolina, Raleigh Division (the “Bankruptcy Court”) pursuant to an order entered on January 28, 2003, the OCM Funds were entitled to receive shares of the Issuer’s Common Stock as of February 10, 2003, the effective date of the Plan.  The OCM Funds were entitled to receive such shares because they beneficially owned Class 6 general unsecured claims under the Plan.  Under the Plan, Class 6 general unsecured claims were held by holders of the Issuer’s 12½% Senior Notes due 2010, 6¾% Senior Convertible Notes due 2010, 10¾% Senior Notes due 2010, 12% Senior Discount Notes due 2010,11¼% Senior Discount Notes due 2009 and 12% Senior Discount Notes due 2008 (collectively, the “Notes”).  Opportunities Fund IV and Opportunities Fund IVb beneficially held approximately the aggregate principal amount of such Notes set forth below, which were funded through the OCM Funds’ working capital:

Notes	Opportunities Fund IV	Opportunities Fund IVb
12½% Senior Notes due 2010	43,446,000	22,050,000
6¾% Senior Convertible Notes due 2010	16,950,000	9,110,000
10¾% Senior Notes due 2010	17,400,000	21,155,000
12% Senior Discount Notes due 2010	70,575,000	36,415,000
11¼% Senior Discount Notes due 2009	98,205,000	20,085,000
12% Senior Discount Notes due 2008	21,275,000	24,248,000

Pursuant to the terms of the Plan, the general unsecured claims of the OCM Funds were satisfied in exchange for the distribution of shares of Common Stock of the Issuer reported herein.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock held by the OCM Funds were acquired pursuant to the terms of the Plan.  The OCM Funds currently intend to hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Funds, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the OCM Funds or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

An Oaktree principal, D. Richard Masson, serves as a director of the Issuer.  As a director, Mr. Masson may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, Opportunities Fund IV beneficially owns and has sole power to vote and dispose of 3,195,905 shares of the Issuer’s Common Stock (approximately 13.46% of the outstanding shares of the Issuer’s Common Stock). As of the date of this Schedule 13D, Opportunities Fund IVb beneficially owns and has sole power to vote and dispose of 1,637,232 shares of the Issuer’s Common Stock (approximately 6.89% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds, may be deemed to beneficially own 4,833,137 shares of Common Stock of the Issuer (approximately 20.35% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.

(b)  Oaktree has discretionary authority and control over all of the assets of the OCM Funds pursuant to its status as general partner of the OCM Funds, including the power to vote and dispose of the Issuer’s Common Stock.  Therefore, Oaktree has the power to vote and dispose of 4,833,137 shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)  Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) None

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

The Issuer has entered into a registration rights agreement with Oaktree, for the benefit of the OCM Funds, relating to the Common Stock that was issued pursuant to the Plan.  Such registration rights agreement provides for certain rights to require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Common Stock the OCM Funds received under the Plan.  A copy of such registration rights agreement is filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2003.

As of the effective date of the Plan, D. Richard Masson, a principal of Oaktree, was appointed to serve on the Board of Directors of the Issuer.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d–1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

Proposed Disclosure Statement with respect to the Proposed Plan of Reorganization of SpectraSite Holdings, Inc. under chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed on November 19, 2002).

Exhibit 99.2	Confirmation Order, dated January 28, 2003 (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on January 30, 2003).

Exhibit 99.3

Registration Rights Agreement, dated as of February 10, 2003, by and among SpectraSite Holdings, Inc. and the Holders (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K, filed on February 11, 2003).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 13, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ John B. Frank
John B. Frank
Principal and General Counsel

By:	/s/ Philip Otero
Philip Otero
Senior Vice President

OCM OPPORTUNITIES FUND IV, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John B. Frank
John B. Frank
Principal and General Counsel

By:	/s/ Philip Otero
Philip Otero
Senior Vice President

OCM OPPORTUNITIES FUND IVb, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John B. Frank
John B. Frank
Principal and General Counsel

By:	/s/ Philip Otero
Philip Otero
Senior Vice President